[Allianz Letterhead]

ALLIANZ SE HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

December 7, 2007

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allianz SE Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing in response to comments included in the September 21, 2007 letter from the Staff of the Securities and Exchange Commission relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”) filed on April 6, 2006 by Allianz SE (“Allianz”).

We appreciate the Staff’s careful review of our 2005 Form 20-F. We have sought to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated the Staff’s comments in full and in bold type, which are followed by Allianz’s responses.

Mr. James B. Rosenberg

Securities and Exchange Commission

General

1.	We note your response to prior comments three and four. In your redacted response, please expand the discussion of your business contacts with Iran and Syria, and your qualitative analysis, to include the information that you provided us in sections AZ-11, AZ-22, and AZ-28 of the unredacted response.

R:	In our letter dated August 10, 2007 (the “August Letter”), we responded to the Staff’s comments as to whether, and the extent to which, the governments of Iran and Syria, or entities controlled by them, receive funds in connection with the banking and insurance operations of Allianz and its subsidiaries (the “Allianz Group”). We also responded to the Staff’s comments to discuss how the nature of our operations in the Subject Countries factored into our analysis of, and conclusion regarding, the qualitative materiality of our operations in the Subject Countries. In response to the Staff’s comment, we supplement the responses previously provided in the August Letter with the following unredacted information:

With the exception of interest paid by Dresdner Bank on the deposit accounts of one financial institution1, we confirm that the Subject Country governments themselves have not directly and, to the best of our knowledge, indirectly received funds of any type – whether in the form of loans, interest on deposits, payments under insurance claims or other form of funds – in connection with our insurance, banking or asset management operations for the years ended December 31, 2005 and 2006. For this purpose, in the case of state-controlled entities2, we do not know whether any such funds have been received by the Subject Country governments themselves through those entities.

2.	We note your response to comment three in our letter dated April 26, 2007. Please advise us whether your bank relationships in the Subject Countries include correspondent banking or other relationships with banks identified or designated as banks of concern by the U.S. Department of the Treasury, including Bank Saderat, which has been identified by the U.S. Department of Treasury as facilitating Iran’s transfer of funds to terrorist organization;

[1]

We supplementally note that Dresdner Bank’s business relationship with such financial institution has been in existence for decades and that the financial institution’s deposits have grown in size over the years. This financial institution generally makes short-term deposits with Dresdner Bank, the maturities of which usually range from one week to one month. We have carefully considered our relationship with this financial institution to ensure compliance with applicable Sanctions Laws, and we do not consider this relationship as being material to our shareholders or investors from either a quantitative or a qualitative perspective.

[2]

As in our August Letter, we refer herein to “state-controlled entities” to encompass Subject Country entities that, to the best of the Allianz Group’s knowledge, are at least majority-owned or controlled by the state of the relevant Subject Country.

Mr. James B. Rosenberg

Securities and Exchange Commission

Bank Sepah, which has been designated by the U.S. Department of Treasury for providing support and services to designated Iranian proliferation firms; and the Commercial Bank of Syria, which has been designated by the U.S. Department of Treasury as a bank of primary money laundering concern. If your bank relationships include relationships with such banks, identify the banks and describe the relationships. We may have further comment.

R:	[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

*    *    *

On behalf of Allianz, I would like to thank you for the cooperation you and Staff are extending with the review of the Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

cc:	Vanessa Robertson James Atkinson (Securities and Exchange Commission)

Dr. Reinhard Preusche
Dr. Peter Hemeling
Burkhard Keese
(Allianz SE)

William D. Torchiana
(Sullivan & Cromwell LLP)